Filed Pursuant to Rule 433

Registration No. 333-182440

October 9, 2012

Final Term Sheet

Depositary Shares, Each Representing a 1/40th Interest

in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B

Issuer:	Discover Financial Services (Ticker: DFS)

Security:	Depositary shares (the “Depositary Shares”), each representing a 1/40th interest in a share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B of the Issuer (the “Preferred Stock”)

Size:	$500,000,000 (20,000,000 Depositary Shares)

Over-allotment Option:	$75,000,000 (3,000,000 Depositary Shares)

Term:	Perpetual

Expected Ratings*:	B1 / BB / B+ (Moody’s / S&P / Fitch)

Liquidation Preference:	$25 per Depositary Share (equivalent to $1,000 per share of Preferred Stock)

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 6.50% from, and including, the date of issuance

Dividend Payment Dates:	Quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, beginning on December 1, 2012

Optional Redemption:	The Issuer may redeem the Preferred Stock at its option, subject to regulatory approval, (1) in whole or in part, from time to time, on any dividend payment date on or after December 1, 2017 or (2) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the preliminary prospectus supplement dated October 9, 2012), in each case at a redemption price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends, to, but excluding, the redemption date.

Trade Date:	October 9, 2012

Settlement Date:	October 16, 2012 (T+5)

Public Offering Price:	$25 per Depositary Share

Underwriting Discount[1]:	$12,344,812.50

Net Proceeds (before expenses) to Issuer:	$487,655,187.50 (assuming no exercise of the over-allotment option)

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. J.P. Morgan Securities LLC UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. RBC Dominion Securities Inc.

Listing:	The Issuer intends to apply to list the Depositary Shares on the New York Stock Exchange under the symbol “DFSPrB.”

CUSIP/ISIN for the Depositary Shares:	254709207 / US2547092070

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Discover Financial Services has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents Discover Financial Services has filed with the SEC and incorporated by reference in such documents for more complete information about Discover Financial Services and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533, UBS Securities LLC toll-free at 1-877-827-6444 (ext. 561-3884) and Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

[1]

Reflects 8,255,000 Depositary Shares sold to institutional investors, for which the underwriters received an underwriting discount of $3,095,625, and 11,745,000 Depositary Shares sold to retail investors, for which the underwriters received an underwriting discount of $9,249,187.50. The underwriting discount for any Depositary Shares purchased by the underwriters pursuant to the over-allotment option will be $0.7875 per Depositary Share.

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